December 7, 2020

VIA EDGAR
Ada Sarmento
Tim Buchmiller
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	FS Development Corp.
Registration Statement on Form S-4
Filed November 2, 2020
File No. 333-249785

Dear Ms. Sarmento and Mr. Buchmiller

On behalf of our client, FS Development Corp, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on November 2, 2020 (the “Registration Statement”), contained in the Staff’s letter dated November 27, 2020 (the “Comment Letter”). To facilitate your review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement. The Company is submitting, via EDGAR, Amendment No. 1 to the Registration Statement on the date hereof (“Amendment No.1”).

Market and Industry Data, page 2

1.	We note your statement that this filing contains information from third-party sources believed to be reliable but you make no representation as to the adequacy, fairness, accuracy or completeness of any information obtained from third-party sources. As the latter part of this statement appears to disclaim your responsibility for information in the registration statement, please revise to remove this disclaimer.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 of Amendment No.1 to remove the language referred to by the Staff.

Gemini Therapeutics, Inc., page 17

2.	Please revise your pipeline table here and on page 148 to include a column for Phase 3. Given the early-stage development of your four programs other than GEM103, please explain to us why each program is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate. Please also explain what you mean by IND enabled and IND ready and what the difference is between the two, if any.

The Company respectfully advises the Staff that it has updated its pipeline chart on pages 18 and 149 of Amendment No.1 to remove references to Gemini’s CFI programs as the Company agrees that both of these programs are in very early-stage development and not the major focus of Gemini’s research and development efforts. Gemini expects to use proceeds received in connection with the Business Combination and the PIPE Investment to advance research and development of the remaining programs that are included on the pipeline chart, which in addition to Gemini’s lead program of GEM103 for the treatment of dry AMD, includes, GEM103 for the treatment of wet anti-VEGF treated AMD with geographic atrophy (the “Wet AMD Program”), AAV-CFH for the treatment of AMD (the “AAV-CFH Program”) and CFH potentiating antibody for treatment of systemic renal indications (the “Renal Program”). In addition, as discussed in further detail below, each of the Wet AMD Program, AAV-CFH Program and Renal Program are in later-stage preclinical development, or are ready to enter clinical development, the Company believes that these product candidates should remain on Gemini’s product pipeline to provide investors with a full understanding of the potential breadth of Gemini’s product portfolio beyond its lead program in dry AMD, as this understanding is essential to such investors’ decisions as to whether to approve the Merger Agreement and the Business Combination.

With respect to the Wet AMD Program, Gemini plans to advance its lead product candidate, GEM103, through clinical studies in a selected population of patients suffering from wet AMD who have been treated with an approved anti-VEGF therapy to evaluate the impact of GEM103 on VEGF-inhibition-related macular atrophy. Gemini plans to update its existing IND for GEM103 to include a Phase 1/2a clinical trial in this population for alignment with the FDA by the end of 2020, and if this is allowed, expects to have topline safety and tolerability data from this trial in the second half of 2021. Furthermore, Gemini has a ready supply of GEM103 for use in this clinical trial.

The AAV-CFH Program is complementary to Gemini’s GEM103 program, as AAV-CFH is a construct that will express GEM103 continuously at a therapeutic level. The AAV-CFH Program is directly informed by Gemini’s other GEM103 programs in terms of patients, genetics, clinical biomarkers and trial design. Gemini expects that the AAV-CFH Program will be IND enabled by the second half of 2021 and Gemini plans to submit an IND, or an equivalent filing, by the end of 2022.

With respect to the Renal Program, Gemini has pre-clinical data supporting improvement of clinical benefit in animal models mimicking certain renal conditions of complement dysregulation. Gemini is in the process of completing pharmacology studies and expects that the Renal Program will be IND enabled by the second half of 2021 and plans to submit an IND, or an equivalent filing in the first half of 2022.

The Company also notes that IND enabled and IND ready were meant to mean the same thing, but to avoid confusion, the Company has removed references to IND ready, and has used IND enabled throughout. Also, on pages 18 and 149 of Amendment No.1, IND enabled has been defined as Gemini having completed the necessary nonclinical studies, including without limitation ADME and toxicology, as well as formulation and manufacturing development necessary to seek the permission of regulatory authorities to begin human clinical testing.

Board’s Reasons for the Business Combination, page 18

3.	We note your statements that the Board believes “Gemini is well positioned for the ongoing Phase 2a trial to demonstrate multiple dose safety and tolerability” and that exploratory endpoints may provide “initial evidence of a clinical benefit.” Efficacy and safety are determinations that are solely within the authority of the FDA or similar foreign regulators. Please revise these statements as they appear to be speculative. We also note your statements that “the Board believes GEM103 has a lower risk than non-endogenous proteins of failing to show efficacy” and “has a lower risk of rare unexpected safety issues due to the endogenous nature of CFH” as well as “the Board believes Gemini’s lead program has seen some de-risking ahead of receipt of GEM103 Phase 2a trial data.” Please revise these statements and any other statements that imply that you will be successful in mitigating the risk associated with drug development.

The Company respectfully advises the Staff that it has updated its disclosures on pages 20 and 101 of Amendment No.1 to remove (i) the speculative statements regarding safety and efficacy that are solely within the authority of the FDA or similar foreign regulators and (ii) the statements that implied that Gemini would be successful in mitigating the risk associated with drug development.

Risk Factors, page 32

4.	We note your statement in the introductory paragraph to the risk factors that the “risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Gemini and [y]our business, prospects, financial condition and operating results following the completion of the Business Combination.” It appears inappropriate to suggest that investors “perform their own investigation” if that is meant as a substitute for a comprehensive Risk Factors section. Please revise accordingly.

The Company respectfully advises the Staff that it has revised the disclosure on page 33 of Amendment No.1 to remove the language referred to by the Staff.

If we fail to comply with our obligations under any license, collaboration or other agreements, including the license agreement with Sanquin, page 55

5.	With respect to your research collaboration and license agreement with Sanquin, in an appropriate location in your prospectus, please disclose the material terms of this agreement including the nature and scope of the intellectual property transferred, each parties’ rights and obligations, the duration of the agreement and the royalty term, the termination provisions, any up-front or execution payments, the aggregate future potential milestone payments, and the royalty rate. Please also file the agreement as an exhibit or tell us why you do not believe it is required.

The Company respectfully advises the Staff that it has updated its disclosure on pages 154 and 155 of Amendment No.1 to include the material terms of the Research Collaboration and License Agreement with Sanquin and has filed a copy of such agreement as Exhibit 10.7 to Amendment No.1.

FS Development’s Sponsor, directors and officers have interests in the Business Combination..., page 68

6.	Please expand your discussion to disclose the officers’ and directors’ aggregate average investment per share. In addition, clarify that in addition to FS Development’s officers and directors being at risk to lose their entire investment if the transaction is not approved, their significantly lower investment per share in their FS Development shares results in a difference between a transaction that increases the value of the officers’ and directors’ investment and a transaction that increases the value of the public shareholders’ investment.

The Company respectfully advises the Staff that it has revised the risk factor on page 70 and other applicable disclosures elsewhere in Amendment No.1 to disclosure the officers’ and directors’ aggregate average investment per share and to clarify that their significantly lower investment per share in their FS Development Common Stock results in a difference between a transaction that increases the value of the officers’ and directors’ investment and a transaction that increases the value of the public shareholders’ investment.

Risks Related to FS Development and the Business Combination, page 68

7.	Please include a separate risk factor addressing the potential consequences resulting from the potential waiver of conditions to the merger.

The Company respectfully advises the Staff that it has included a separate risk factor addressing the potential consequences resulting from the potential waiver of conditions to the Business Combination on page 78 of Amendment No.1.

Background of the Business Combination, page 98

8.	We note your disclosure that you delivered non-binding indications of interest to five potential target businesses. Please expand the discussion to describe how the consideration of these target businesses progressed and disclose the reasons why these alternative targets were not ultimately pursued. We also note your disclosure that FS Development ceased contact with other potential target businesses in the biotechnology industry when the mutual exclusivity agreement with Gemini was executed. Please disclose how many other potential target businesses in the biotechnology industry FS Development was in contact with at that time, what stage of negotiation they were in, why the Board decided to pursue a transaction with Gemini over the alternatives that existed at the time and what factors the Board considered to make that decision.

The Company respectfully advises the Staff that it has updated its disclosure on page 98 of Amendment No.1 in response to the Staff’s comment.

9.	We note your disclosure that Gemini indicated it would be willing to consider a business combination at an enterprise value of at least $200 million and the non-binding indication of interest set forth a proposed enterprise value of Gemini of $215 million and other material terms of a potential business combination. Please revise to discuss how the $215 million proposed enterprise value was arrived at and disclose what the other material terms were. Please further revise to discuss the negotiations regarding the enterprise value and the other material terms from the non-binding indication of interest until execution of the merger agreement.

The Company respectfully advises the Staff that it has updated its disclosure on page 99 of Amendment No.1 in response to the Staff’s comment.

Representations and Warranties, page 102

10.	Please expand your discussion to describe the representations and warranties. For example, what has Gemini represented or warranted with respect to financial information, licenses and permits, material contracts, etc.?

The Company respectfully advises the Staff that it has updated its disclosure on pages 103 and 104 of Amendment No.1 to provide further details regarding Gemini’s representations and warranties in the Merger Agreement.

Conditions to Closing, page 103

11.	Please identify the closing conditions that are subject to waiver.

The Company respectfully advises the Staff that it has updated its disclosure on pages 105 and 106 of Amendment No.1 to identify the closing conditions that are subject to waiver.

Satisfaction of 80% Test, page 108

12.	Please disclose how the Board determined that the business combination had a fair market value of 80% of the balance of the funds in the trust account at the time of execution of the merger agreement, including the material details of the specific analyses used, what sources of information were used to make the determination, any quantitative or qualitative factors considered such as previous offers received by Gemini.

The Company respectfully advises the Staff that it has updated its disclosure on page 110 of Amendment No.1 in response to the Staff’s comment.

Information About Gemini

Our Strategy, page 148

13.	We note your disclosure here that your strategy is to “rapidly advance” your lead program through clinical development. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

The Company respectfully advises the Staff that it has updated its disclosure on page 150 of Amendment No.1 in response to the Staff’s comment.

Intellectual Property, page 153

14.	Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending, the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction, the specific products, product groups and technologies to which such patents relate, identify which patent families are owned or licensed, and the type of patent protection you have.

The Company respectfully advises the Staff that it has updated its disclosure on pages 155 and 156 of Amendment No.1 to provide the requested information.

15.	We note your disclosure elsewhere in the prospectus regarding an issued European patent expiring in 2026 that claims an isolated CFH polypeptide which could be alleged to cover GEM103 and that there is a possibility that commercial manufacturing or product launch for GEM103 in Europe would predate the patent expiration. Please revise to disclose if you expect this patent to have any impact on your development plans for GEM103, your patent portfolio and your business.

The Company respectfully advises the Staff that it updated its disclosure on pages 56 and 60 of Amendment No.1 to provide the requested information.

Security Ownership of Certain Beneficial Owners and Management, page 207

16.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of Adage Capital Management LP, Blackrock Financial Management, R.A. Capital Management LLC, Redmile Group, Wellington Management Co LLP, Orbimed Private Investments VI, LP, and the entities affiliated with Atlas and Lighthouse Ventures. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

The Company respectfully advises the Staff that it has updated its disclosure on pages 210 and 211 of Amendment No.1 to provide the requested information with respect to voting and investment control.

Policies and Procedures for Related Party Transactions, page 214

17.	Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation SK.

The Company respectfully advises the Staff that it has updated its disclosure on page 216 of Amendment No.1 to specify the standards that will be used in reviewing and approving related person transactions.

FS Development Corp. Financial Statements

Note 4 - Related Party Transactions, page F-11

18.	We note the disclosure on page F-12 that the Sponsor “has indicated an interest to purchase $25.0 million of the Company’s Class A Common Stock in a private placement that would occur concurrently with the consummation of the initial Business Combination.” We also note the related disclosure on page 211 that “the Sponsor has entered into a subscription agreement to purchase” the $25.0 million in common stock. Please clarify whether this agreement has actually been entered into and revise your disclosure as necessary. Because the funds of the private placement would be used as part of the consideration to the sellers in the merger, address the need to include the private placement as a pro forma adjustment within the pro forma financial information beginning on page 87.

The Company respectfully advises the Staff that it has updated the disclosure on pages 108 and 213 of Amendment No.1 to clarify that an affiliate of the Sponsor has entered into a subscription agreement to purchase an aggregate of 1,500,000 shares (at a purchase price of $10 per share) of the Company’s Class A Common Stock, which purchase will occur in a private placement concurrently with the consummation of the Business Combination. The Company further respectfully advises the Staff that the pro forma financial information on page 95 of Amendment No.1 includes pro forma adjustments related to such transaction.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Dennis Ryan, FS Development Corp.